STREUSAND, LANDON, OZBURN & LEMMON, LLP	1801 S. MoPac Expressway
Suite 320
Austin, Texas 78704
(512) 236-9908
(512) 236-9904 (fax)
ozburn@slollp.com

October 4, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento
Joe McCann

Re:	Genprex, Inc.
Registration Statement on Form S-3
Filed September 16, 2019
File No. 333-233774

Dear Ms. Sarmento and Mr. McCann:

This letter is submitted on behalf of our client, Genprex, Inc. (the “Company” or “Genprex”), in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on September 16, 2019 (the “Registration Statement”).

We have revised the Registration Statement in response to the Staff’s comment and are filing via EDGAR concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects this revision.

The numbering of the paragraphs below correspond to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the response below corresponds to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Registration Statement on Form S-3

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 18

United States Securities and Exchange Commission

October 4, 2019

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Amendment No. 1 to clarify the intent of the Company’s forum selection provision.

The Company currently includes a risk factor in its periodic reports entitled “Certain provisions in our organizational documents could enable our board of directors to prevent or delay a change of control.” The Company advises the Staff that it will revise this risk factor in future Annual Reports on Form 10-K and other applicable future filings to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or the Exchange Act.

General

2.

As you know, the staff is currently reviewing your Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and have issued comments in connection with that review. Please note that we will not be in a position to declare this registration statement effective until you have resolved all comments on the Form 10-K.

Response:

The Company acknowledges the Staff’s comment. On September 30, 2019, the Company filed via EDGAR a letter in response to the Staff’s letter of September 17, 2019, which set forth the Staff’s comments on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018 and form 10-Q for the Quarterly Period Ended June 30, 2019.

United States Securities and Exchange Commission

October 4, 2019

The Company looks forward to an expeditious resolution of the Staff’s comments on the Company’s Form 10-K and Form 10-Q.

*     *     *

We hope that the revisions reflected in Amendment No. 1 are acceptable to the Staff. Please contact me at (512) 236-9908 with any questions about the Registration Statement or this letter.

Sincerely,

STREUSAND, LANDON, OZBURN & LEMMON, LLP

/s/ Christopher J. Ozburn

Christopher J. Ozburn

Enclosure

cc:       J. Rodney Varner, Genprex, Inc.